Exhibit 99.3

NICE Actimize Xceed AI Cloud Platform Chosen by American State Bank to
Manage AML and Fraud Risk Management

Xceed’s best-in-class AI, data intelligence, and behavioral analytics within a unified cloud platform permits mid-sized financial institutions to perform with greater agility

Hoboken, N.J., June 8, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today confirmed that American State Bank, a Texas-based financial institution, has selected NICE Actimize Xceed, an all-in-one AI fraud and anti-money laundering platform, to drive the financial institution’s restructured financial crime strategy. Powered by the cloud and always-on AI, NICE Actimize’s Xceed provides best-in-class AML, fraud and case management in a single risk platform.

From real-time onboarding through transaction monitoring, American State Bank will leverage the full Xceed FRAML (Omnichannel Fraud and AML) solution. Xceed FRAML includes the Xceed AML Evidence Lake™ for AML, a modern anti-money laundering solution and Xceed AI & Behavioral Analytics Omnichannel Fraud Prevention.

With best-in-class case management, the NICE Actimize Xceed platform leverages AI and data intelligence at the intersection of fraud and AML to automatically discover relationships and linkages, expediting alert and case investigations. Xceed also provides out-of-the-box AML and fraud models and data connectors tailored for mid-market organizations such as credit unions and regional banks.

“Our rapidly expanding financial institution had outgrown its anti-money laundering and fraud-fighting systems," said Amy Frederickson, SVP of Compliance, American State Bank. “As we evaluated numerous financial crime solutions and platforms, we were impressed by the coverage and ease of use within NICE Actimize’s Xceed and its advanced machine learning and behavioral analytics.”

“By providing a single platform leveraging AI, data intelligence and behavioral analytics, NICE Actimize Xceed provides mid-sized financial institutions with superior financial crime and compliance risk management,” said Craig Costigan, CEO, NICE Actimize. “We look forward to supporting American State Bank’s new financial crime management platform and its future growth in the market.”

To download an e-book on the NICE Actimize Xceed platform, please click here.

About American State Bank
American State Bank's full range of services includes personal and commercial banking loans and deposits, mortgage financing, interest-bearing and savings accounts, debit cards, online banking, bank by mail, telephone banking, and cash management services. American State has six locations in the Tyler area (Smith County) and seven locations in Deep East Texas (Shelby, Angelina, & Tyler Counties).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.